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                                                                 EXHIBIT (a)(10)


July 26, 1999



Company contact:
Chester J. Popkowski (Chet)
Vice President, Treasurer
(404) 853-1405
Website: www.nationalservice.com


                                      NSI
                                      ---

                    SUCCESSFULLY COMPLETES CASH TENDER OFFER
                      FOR SHARES OF HOLOPHANE CORPORATION

                                      ---

      Atlanta, GA -- National Service Industries (NYSE:NSI) today announced that its cash tender offer for all outstanding shares of common stock of Holophane Corporation expired, as scheduled, at 12:00 midnight, Eastern standard time, on Friday, July 23, 1999. NSI, through its subsidiary making the offer, has accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of the offer. Based on information provided by First Chicago Trust Company of New York, as depositary, approximately 10.3 million shares of Holophane have been acquired by NSI (including approximately 0.3 million shares subject to guarantee of delivery) out of approximately 10.6 million shares currently outstanding. Approximately 0.3 million shares remained untendered as of the expiration of the tender offer.

      As a result of the foregoing, NSI has acquired more than 90 percent of Holophane's outstanding shares, thereby permitting the second step of the acquisition without a meeting of Holophane's stockholders. In the second step of the acquisition, Holophane will be merged with a subsidiary of NSI and each Holophane share not previously purchased in the tender offer will be converted into the right to receive $38.50 in cash. The completion of the merger is expected to occur on or about Thursday, July 29, 1999.

      Certain information contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those contemplated by such forward-looking statements. Factors that could cause results to differ are set forth in the
Schedule 14D-1 filed by NSI with the Securities and Exchange Commission on June 25, 1999.

      National Service Industries, Inc., with fiscal year 1998 sales of $2.0 billion, has four business segments -- lighting equipment, chemicals, textile rental, and envelopes. NSI has reported increased income and earnings per share in 35 of the last 37 years. Dividends have been increased for 37 consecutive years and paid for the past 63 years without a decrease.